SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 +1 312 853 7000 +1 312 853 7036 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 312 853 7443 BBERG@SIDLEY.COM

October 16, 2019

Via EDGAR and Federal Express

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mary Beth Breslin
Christine Westbrook

Re:	BIOLASE, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 7, 2019
File No. 333-233629

Ladies and Gentlemen:

On behalf of BIOLASE, Inc., a Delaware corporation (the “Company”), we file herewith Amendment No. 2 to the above-referenced Registration Statement (“Amendment No. 2”). In this letter, we respond to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated October 10, 2019. The Staff’s comment is set forth below, followed by the corresponding response of the Company. We have also enclosed with the copy of this letter that is being transmitted via overnight courier two copies of Amendment No. 2 in paper format, marked to show changes from Amendment No. 1 to the Registration Statement as filed on October 7, 2019.

Amendment No. 1 to Registration Statement on Form S-1 filed on October 7, 2019

General

1.

It appears that the offering of Series E Participating Convertible Preferred Stock was commenced privately. In this regard, we note your disclosure that the preferred stock is being sold directly to existing shareholders who beneficially own, in the aggregate, approximately 60% your outstanding common stock pursuant to a securities purchase agreement and without a placement agent, underwriter, broker or dealer. Accordingly, the offering of preferred stock must be concluded privately. Please remove the preferred stock from the registration statement. By analogy, refer to Securities Act Sections, Compliance and Disclosure Interpretations, Question 239.13 for guidance.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities and Exchange Commission

October 16, 2019

Response: The Company does not believe that the offering of Series E Participating Convertible Preferred Stock was commenced privately. However, in response to the Staff’s comment, the Company has removed the preferred stock from the registration statement.

If you have any questions regarding the foregoing or Amendment No. 2, please do not hesitate to contact me at (312) 853-7443 or Lindsey A. Smith at (312) 853-2210.

Sincerely,

/s/ Beth E. Berg
Beth E. Berg

cc:	Todd A. Norbe

Michael Carrol, Esq.

BIOLASE, Inc.